SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of December, 2002

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒      Form 40-F    ☐

Enclosures:

1.             Nokia Press Release, December 19, 2002:

“Nokia warrants exercised for share subscription”

press release	1 (1)

December 19, 2002

Nokia warrants exercised for share subscription

A total of 8,175,024 Nokia shares were subscribed for after the increase in the share capital registered on November 26, 2002. The shares were subscribed for with the A, B and C warrants of the Nokia Stock Option Plan 1997 issued to the key personnel of Nokia. The Stock Option Plan was approved by the Annual General Meeting of March 25, 1997.

The corresponding increase in the share capital, in total EUR 490,501.44 has been registered in the Finnish Trade Register on December 19, 2002. As a result of the increase, the share capital of Nokia is currently EUR 287,032,228.14 and the total number of shares is 4,783,870,469. Nokia received as additional shareholders’ equity a total of EUR 26,379,780.57.

The holders of the new shares are entitled to all shareholders’ rights from the registration date December 19, 2002. The new shares will be listed on the Helsinki Exchanges together with the other shares on December 20, 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription prices of the 2001C 1Q/02, 2002AB, 2001C 3Q/02 and 2001C 4Q/02 stock options under the Nokia Stock Option Plan 2001 have been determined during this year. The subscription price of the 2001C 1Q/02 stock options is EUR 26.06; of the 2002 AB stock options EUR 17.89; of the 2001C 3Q/02 stock options EUR 12.99 and of the 2001C 4Q/02 stock options EUR 16.86. The said subscription prices were determined on the basis of the trade volume weighted average prices of the Nokia share on the Helsinki Exchanges during the trading days of the second whole week of the second month of the respective calendar quarter in the year 2002.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for the C warrants in November 2001. Subsequently, the share subscription period began for the A warrants of the Nokia Stock Option Plan 1999 in April 2001 and for the B warrants in April 2002, for the 2001AB warrants of the Nokia Stock Option Plan 2001 in July 2002 and for the 2001C 3Q/01 warrants in October 2002. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

The subscription period of A, B and C warrants of the Nokia Stock Option Plan 1997 comes to an end on January 31, 2003 and the listing of the warrants on the Helsinki Exchanges terminates on January 24, 2003.

Further information:

Nokia, Corporate Communications

tel. +358 7180 34459

fax +358 7180 38226

communications.corporate@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel